[Exhibit 86]




                            ITT Corporation
                  Senior Executive Severance Pay Plan
------------------------------------------------------------

1.  Purpose

     The purpose of this ITT Senior Executive Severance Pay Plan
("Plan") is to assist in occupational transition by, providing severance pay, for employees covered by this Plan whose employment is terminated under conditions set forth in this Plan.

2.  Covered Employees

     Covered employees under this Plan ("Executives") are full-time, regular salaried employees of ITT Corporation ("ITT" or the "Company") and of any ITT subsidiary company ("ITT Subsidiary") (collectively or individually as the context requires "Company") who are United States citizens, or who are employed in the United States, in salary, grade 26 and above at any time within the two year period immediately preceding the date the Company selects as the Executive's last day of active employment ("Effective Date") and such other employees of the Company or any ITT Subsidiary who shall be designated as covered employees hereunder by the Compensation and Personnel Committee (the "Compensation Committee") of the Company's Board of Directors (the "Board").

Change in Control Rule. Following a "change in control of the Company", (which, for purposes of this Plan, shall have the same meaning as an "Acceleration Event" under Section 9 of the Company's 1995 Incentive Stock Plan as in effect on February 11, 1997) (as used herein, the occurrence of an Acceleration Event shall be referred to as a "Change in Control"), special rules provided herein shall apply to those Executives designated by the Compensation Committee whose names are designated on Schedule A or B hereto ("Special Severance Executives"). Notwithstanding the preceding sentence, any spin-off of all or a portion of the assets or operations of the Company or any subsidiary which has been approved by a majority of the directors serving on the Board as of the date hereof, or by directors approved by the vote of two-thirds of the directors then still in office who were directors as of the date hereof, shall not be deemed a "Change in Control".



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3.  Severance Pay Upon Termination of Employment

     If the Company terminates an Executive's employment, the Executive shall be provided severance pay in accordance with the terms of this Plan except where the Executive:

     o  is terminated for cause,

     o accepts employment or refuses comparable employment with a purchaser as provided in Section 8, "Divestiture",

     o is terminated with an Effective Date on or after the Executive's Normal Retirement Date as defined herein, or

     o  terminates employment with the Company prior to the Effective
        Date.

No severance pay will be provided under this Plan where the Executive terminates employment by:

     o  voluntarily resigning,

     o  voluntarily retiring, or

     o failing to return from an approved leave of absence (including a medical leave of absence).

No severance pay will be provided under this Plan upon any termination of employment as a result of the Executive's death or disability.

"Normal Retirement Date" shall mean the first of the month which coincides with or follows the Executive's 65th birthday

Change in Control Rule. The foregoing provisions of this Section 3 shall not apply to Special Severance Executives following a Change in Control. In lieu thereof, if, within two years following the occurrence of a Change in Control, a Special Severance Executive is terminated by the Company other than for Cause, death or Incapacity or the Special Severance Executive terminates for Good Reason, he shall receive the benefits set forth in Schedule A or B, as applicable. Following a Change in Control, "Cause", "Disability" and "Good Reason" shall have the respective meanings set forth on Schedule D hereto.



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4. Schedule of Severance Pay

Severance pay will be provided in accordance with the following
Schedule of Severance Pay which sets forth the months of Base Pay which is provided to an Executive based upon the Executive's Years of Service as of the Effective Date.

          Years of Service                Months of Base Pay
          ----------------                ------------------

     Less than 4......................            12
               4......................            13
               5......................            14
               6......................            15
               7......................            16
               8......................            17
               9......................            18
              10......................            19
              11......................            20
              12......................            21
              13......................            22
              14......................            23
              15 or more..............            24

"Base Pay" shall mean the annual base salary rate payable to the Executive at the Effective Date divided by twelve (12) months. Such annual base salary rate shall in no event be less than the highest annual base salary rate paid to the Executive at any time during the twenty-four month (24) period immediately preceding the Effective Date.

"Years of Service" shall mean the total number of completed years of employment since the Executive's ITT system service date to the Effective Date, rounded to the nearest whole year. The ITT system service date is the date from which employment in the ITT system is recognized for purposes of determining eligibility for vesting under the applicable Company retirement plan covering the Executive on the Effective Date.

Notwithstanding the above Schedule of Severance Pay, (i) in no event shall months of Base Pay provided to an Executive exceed the number of months remaining between the Effective Date and the Executive's Normal Retirement Date or (ii) shall severance pay exceed the equivalent of twice the Executive's total annual compensation during the year immediately preceding the Effective Date.

Change in Control Rule. The foregoing provisions of this Section 4 shall not apply to Special Severance Executives following a Change in Control. In lieu thereof, severance pay will be provided in accordance with Schedule A or B, as applicable.


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5. Form of Payment of Severance Pay

     Severance pay shall be paid in the form of periodic payments according to the regular payroll schedule ("Salary Continuation"), provided that ITT reserves the right at any time to pay the remaining severance pay in the form of a discounted lump sum.

Any discounted lump sum paid under this Plan shall be equal to the present value of the remaining periodic payments of severance pay as determined by ITT using an interest rate equal to the prime rate at Citibank in effect on the date ITT notifies the Executive that it is exercising its right to pay severance in the discounted lump sum.

Salary Continuation will commence or the discounted lump sum will be paid on the next day following the Effective Date except that where ITT exercises its right to pay the discounted lump sum after the commencement of Salary Continuation, it will be paid promptly after ITT exercises such right.

In the event of an Executive's death during the period the Executive is receiving Salary Continuation, the amount of severance pay remaining shall be paid in a discounted lump sum to the Executive's spouse or to such other beneficiary, or beneficiaries designated by the Executive in writing, or, if the Executive is not married and failing such designation, to the estate of the Executive.

If an Executive is receiving Salary Continuation, the Executive must continue to be available to render to the Company reasonable assistance, consistent with the level of the Executive's prior position with the Company, at times and locations that are mutually acceptable. In requesting such services, the Company will take into account any other commitments which the Executive may have. After the Effective Date and normal wind up of the Executive's former duties, the Executive will not be required to perform any regular services for the Company. In the event the Executive secures other employment during the period the Executive is receiving Salary Continuation, the Executive must promptly notify the Company.

Salary Continuation will cease if an Executive is rehired by the Company.

Change in Control Rule. The foregoing provisions of this Section 5 shall not apply to Special Severance Executives following a Change in Control. In lieu thereof, severance pay will be provided in accordance with Schedule A or B, as applicable.



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6. Benefits During Severance Pay

     As long as an Executive is receiving Salary Continuation, except as provided in this Section, the Executive will continue to be eligible for participation in Company employee benefit plans, including without limitation, any non-qualified excess or supplemental benefit plans, in accordance with the provisions of such plans as in effect on the Effective date. An Executive will not be eligible to participate in any Company short-term or long- term disability plans, the Company business travel accident plan or any new employee benefit plan or any improvement to any existing employee benefit plan adopted by the Company after the Effective Date.

Change in Control Rule. Except as provided in the last sentence of this paragraph, the foregoing provisions of this Section 6 shall not apply to Special Severance Executives following a Change in Control. In lieu thereof, benefits will be provided in accordance with Schedule A or B, as applicable. Notwithstanding the foregoing, any rights that a Special Severance Executive has under any Company employee benefit plan to receive health or life insurance coverage following termination of employment shall continue in effect and not be affected hereby.

7. Excluded Executive Compensation Plans, Programs, Arrangements, and
   Perquisites

     During the period an Executive is receiving Salary Continuation, the Executive will not be eligible to accrue any vacation or participate in any (i) bonus program, (ii) special termination programs, (iii) tax or financial advisory services, (iv) new awards under any stock option or stock related plans for executives (provided that the Executive will be eligible to exercise any outstanding stock options in accordance with the terms of any applicable stock option plan), (v) new or revised executive compensation programs that may be introduced after the Effective Date and (vi) any other executive compensation program, plan,



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arrangement, practice, policy or perquisites unless specifically authorized by ITT in writing. The period during which an Executive is receiving Salary Continuation does not count as service for the purpose of any ITT long term incentive award program including, but not limited to, the ITT Restricted Stock Award Plan (1984) and any similar plan, and the ITT Long-Term Performance Plan and any similar plan.

Change in Control Rule. The foregoing provisions of this Section 7 shall not apply to Special Severance Executives following a Change in Control. In lieu thereof, executive compensation plans, programs, arrangements and perquisites shall be provided in accordance with Schedule A or B, as applicable.

8. Divestiture

     If an ITT Subsidiary or division of ITT or a portion thereof at which an Executive is employed is sold or divested and if (i) the Executive accepts employment or continued employment with the purchaser or (ii) refuses employment or continued employment with the purchaser on terms and conditions substantially comparable to those in effect immediately preceding the sale or divestiture, the Executive shall not be provided severance pay under this Plan. The provisions of this Section 8 apply to divestitures accomplished through sales of assets or through sales of corporate entities.

Change in Control Rule. The foregoing provisions of this Section 8 shall not apply to Special Severance Executives following a Change in Control.

9. Disqualifying Conduct

     If during the period an Executive is receiving Salary Continuation, the Executive, (i) engages in any activity which is inimical to the best interests of the Company; (ii) disparages the Company; (iii) fails to comply with any Company Covenant Against Disclosure and Assignment of Rights to Intellectual Property; (iv) without ITT's prior consent, induces any employees of the Company to leave their Company employment; (v) without ITT's prior consent, engages in, becomes affiliated with, or becomes employed by any business competitive with the Company; or (vi) fails to comply with applicable provisions of the ITT Code of Conduct or applicable ITT Corporate Policies or any applicable ITT Subsidiary Code or policies, then the Company will have no further obligation to provide severance pay.

Change in Control Rule. The foregoing provisions of this Section 9 shall not apply to Special Severance Executives following a Change in Control. The only basis upon which the compensation and benefits shall not be provided to a Special Severance Executive involuntarily terminated by the Company following a Change in Control of the Company is upon an involuntary termination of employment for Cause as defined in Schedule C hereto.

10. Release

     No severance pay will be provided under this Plan unless the Executive executes and delivers to ITT a release, satisfactory to ITT, in which the Executive discharges and releases the Company and the Company's directors, officers, employees and employee benefit plans from all claims (other than for benefits to which Executive is entitled under any Company employee benefit plan) arising out of Executive's employment or termination of employment.

Change in Control Rule. The foregoing provisions of this Section 10 shall not apply to Special Severance Executives following a Change in Control.



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11. Administration of Plan

     This Plan shall be administered by ITT, who shall have the exclusive right to interpret this Plan, adopt any rules and regulations for carrying out this Plan as may be appropriate and decide any and all matters arising under this Plan, including but not limited to the right to determine appeals. Subject to applicable Federal and state law, all interpretations and decisions by ITT shall be final, conclusive and binding on all parties affected thereby.

Change in Control Rule. Following a Change in Control, if there is any dispute between a Special Severance Executive and the Company as to the validity, enforceability and/or interpretation of any right or benefit afforded by this Plan, at the Special Severance Executive's option, any other agreement or policy notwithstanding, such dispute shall be resolved by binding arbitration proceedings in accordance with the rules of the American Arbitration Association. The arbitrators shall presume that the rights and/or benefits afforded by this Plan which are in dispute are valid and enforceable and that the Special Severance Executive is entitled to such rights and/or benefits. The Company shall be precluded from asserting that such rights and/or benefits are not valid, binding and enforceable and shall stipulate before such arbitrators that the Company is bound by all the provisions of this Plan. The burden of overcoming by clear and convincing evidence the presumption that the Special Severance Executive is entitled to such rights and/or benefits shall be on the Company. The results of any arbitration shall be conclusive on both parties and shall not be subject to judicial interference or review on any ground whatsoever, including without limitation any claim that the Company was wrongfully induced to enter into this Plan to arbitrate such a dispute.

     The Company shall pay the cost of any arbitration proceedings under this Plan. The Special Severance Executive shall be entitled (within two business days of requesting such advance) to an advance of the actual legal fees and expenses incurred by the Special Severance Executive in connection with such proceedings and the Special Severance Executive shall be obligated to reimburse the Company for such fees and expenses in connection with such arbitration proceedings only if it is finally and specifically determined by the arbitrators that the Special Severance Executive's position in initiating the arbitration was frivolous and completely without merit. The arbitrators shall have discretion to award punitive damages to the Special Severance Executive if it is found that the Company's actions or failures to act which led to the Special Severance Executive submitting a dispute to arbitration and/or the Company's actions or failures to act during the pendency of the arbitration proceeding make such an award appropriate in the circumstances.

     In the event the Special Severance Executive is required to defend in any legal action or other proceeding the validity or enforceability of any right or benefit afforded by this Plan, the Company will pay any and all actual legal fees



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and expenses incurred by the Special Severance Executive regardless of the outcome of such action and, if requested by the Special Severance Executive, shall (within two business days of such request) advance such fees and expenses to the Special Severance Executive. The Company shall be precluded from asserting in any judicial or other proceeding commenced with respect to any right or benefit afforded by this Plan that such rights and benefits are not valid, binding and enforceable and shall stipulate in any such proceeding that the Company is bound by all the provisions of this Plan.

12. Termination or Amendment

     ITT may terminate or amend this Plan ("Plan Change") at any time except that no such Plan Change may reduce or adversely affect severance pay for any Executive whose employment terminates within two years of the effective date of such Plan Change provided that the Executive was a covered employee under this Plan on the date of such Plan Change.

Change in Control Rule. Following a Change in Control, no Plan Change that would adversely affect any Special Severance Executive may be made without the prior written consent of such Special Severance
Executive affected thereby.

13. Offset

     Any severance pay provided to an Executive under this Plan shall be offset by reducing such severance pay by any severance pay, salary continuation, termination pay or similar pay or allowance which Executive receives or is entitled to receive (i) under any other Company plan, policy, practice, program, arrangement; (ii) pursuant to any employment agreement or other agreement with the Company; (iii) by virtue of any law, custom or practice. Any severance pay provided to Executive under this Plan shall also be offset by reducing such severance pay by any severance pay, salary continuation pay, termination pay or similar pay or allowance received by the Executive as a result of any prior termination of employment with the Company.

Coordination of severance pay with any pay, or benefits provided by any applicable ITT short-term or long-term disability plan shall be in accordance with the provisions of those plans.

Change in Control Rule. Following a Change in Control, a Special Severance Executive who becomes eligible for severance pay and benefits under this Plan shall be entitled to receive the greater of
(x) the severance pay and benefits provided on Schedule A or B (as applicable) or (y) the severance pay and benefits provided under any plans or arrangements otherwise afforded by the Company or any ITT Subsidiary to such Special Severance Executive. Accordingly, if the amount under clause (x) is greater than the amount under clause (y), the amount payable under this Plan shall be reduced by any amount of severance pay and benefits provided under such other plans or arrangements.

14.    Miscellaneous

     Except as provided in this Plan, the Executive shall not be entitled to any notice of termination or pay in lieu thereof.

In cases where severance pay is provided under this Plan, pay in lieu of any unused current year vacation entitlement will be paid to the Executive in a lump sum.

Benefits under this Plan are paid for entirely by the Company from its general assets.

This Plan is not a contract of employment, does not guarantee the Executive employment for any specified period and does not limit the right of the Company to terminate the employment of the Executive at any time.

The section headings contained in this Plan are included solely for convenience of reference and shall not in any way affect the meaning of any provision of this Plan.

15. Adoption Date and Amendments

     This Plan was originally adopted by ITT's predecessor on December 12, 1989 ("Adoption Date") and became applicable to ITT on December 19, 1995. This Plan does not apply to any termination of employment which occurred or which was communicated to the Executive prior to the Adoption Date. The Plan was most recently amended effective as of August 14, 1997.



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                              SCHEDULE A

I. Severance Pay and Benefits

     If a Special Severance Executive whose name is set forth in
Section II of this Schedule A becomes eligible for severance under
Section 3 hereof, the Company shall pay or provide the Special
Severance Executive the following, subject to the provisions set forth in Schedule C:

     A. The Company shall pay a Special Severance Executive in a lump sum in cash, within five business days after the date of termination of employment, the following (in addition to any accrued but unpaid salary, deferred compensation and vacation pay): two times the sum of
(x) the annual base salary of a Special Severance Executive in effect immediately prior to a Special Severance Executive's termination of employment (but in no event less than his or her annual base salary in effect immediately prior to a Change in Control) and (y) the highest bonus paid or awarded to the Special Severance Executive in respect of the three years preceding a Change in Control.

     B. The Company shall provide continued health and life insurance benefits, perquisites and fringe benefits for the Special Severance Executive and his or her eligible family members for a two-year period (or such longer period as may be provided by the terms of the appropriate Company plan or applicable law) following his or her termination of employment on the same basis provided to the Special Severance Executive immediately prior to his or her termina tion of employment provided, however, that if the Special Severance Executive becomes reemployed with another employer and becomes eligible to receive health or life insurance benefits, perquisites and fringe benefits under another employer-provided plan, the Company's obligation to provide continued benefits, perquisites and fringe benefits hereunder shall cease.

     C. At the Company's sole expense, reasonable outplacement services for a period of up to one year.


Dated: August 14, 1997



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                              SCHEDULE B

I. Severance Pay and Benefits

     If a Special Severance Executive whose name is set forth in
Section II of this Schedule B becomes eligible for severance under paragraph 3 hereof, the Company shall pay or provide the Special Severance Executive the following, subject to the provisions set forth in Schedule C:

     A. The Company shall pay a Special Severance Executive in a lump sum in cash, within five business days after the date of termination of employment, the following (in addition to any accrued but unpaid salary, deferred compensation and vacation pay): two times the annual base salary of a Special Severance Executive in effect immedi ately prior to a Special Severance Executive's termination of employment.

     B. The Company shall provide continued health and life insurance benefits, perquisites and fringe benefits for the Special Severance Executive and his or her eligible family members for a two-year period (or such longer period as may be provided by the terms of the appropriate Company plan or applicable law) following his or her termination of employment on the same basis provided to the Special Severance Executive immediately prior to his or her termina tion of employment provided, however, that if the Special Severance Executive becomes reemployed with another employer and becomes eligible to receive health or life insurance benefits, perquisites and fringe benefits under another employer-provided plan, the Company's obligation to provide continued benefits, perquisites and fringe benefits hereunder shall cease.

     C. At the Company's sole expense, reasonable outplacement services for a period of up to one year.


Dated: August 14, 1997

                              SCHEDULE C

I. Certain Additional Payments by the Company

     (i) Anything in this Agreement to the contrary notwithstanding, if it shall be determined that any payment or distribution to or for the benefit of the Special Severance Executive
(whether paid or payable or distributed or distributable) pursuant to the terms of this Agreement or otherwise (the
"Payment") would be subject to the excise tax imposed by
Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code", and such excise tax, the "Excise Tax"), then the Special Severance Executive shall be entitled to receive from the Company an additional payment (the "Gross-
Up Payment") in an amount such that the net amount of Payment and Gross-Up Payment retained by the Special
Severance Executive, after the calculation and deduction of all Excise Taxes (including any interest or penalties imposed with respect to such taxes) on the Payment and all federal, state and local income tax, employment tax and Excise Tax (including any interest or penalties imposed with respect to such taxes) on the Gross-Up Payment provided for in this Section, shall be equal to the Payment.

     (ii) Subject to the provisions of Section I(iii) of this Schedule C, all determinations required to be made under this Section I, including whether and when the Gross- Up Payment is required and the amount of such Gross-Up Payment, and the assumptions to be utilized in arriving at such determinations shall be made by the Accounting Firm which shall provide detailed supporting calculations both to the Company and the Special Severance Executive within 15 business days of the receipt of notice from the Special Severance Executive that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment shall be paid by the Company to the Special Severance Executive within five days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Company and the Special Severance Executive. As a result of uncertainty in the application of section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that the Gross-Up Payment made will have been an amount less than the Company should have paid pursuant to this Section I(ii) (the "Underpayment"). In the event that the Company exhausts its remedies pursuant to Section I(iii) below and the Special Severance Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Special Severance Executive.



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     (iii) The Special Severance Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable after the Special Severance Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Special Severance Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which he or she gives such notice to the Company (or such shorter period ending on the date that any payment of taxes, interest and/or penalties with respect to such claim is due). If the Company notifies the Special Severance Executive in writing prior to the expiration of such period that it desires to contest such claim, the Special Severance Executive shall:

     (A) give the Company any information reasonably requested by the Company relating to such claim,

     (B) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

     (C) cooperate with the Company in good faith in order to effectively contest such claim, and

     (D) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify the Special Severance Executive for and hold the Special Severance Executive harmless from, on an after-tax basis, any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of all related costs and expenses. Without limiting the foregoing provisions of this
Section I(iii), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Special Severance Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Special Severance Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Special Severance Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Special Severance Executive, on an interest-free basis, and shall



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indemnify the Special Severance Executive for and hold the Special
Severance Executive harmless from, on an after- tax basis, any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to the payment of taxes for the taxable year of the Special Severance Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Special Severance Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

     (iv) If, after the receipt by the Special Severance Executive of an amount advanced by the Company pursuant to Section I(iii), the Special Severance Executive becomes entitled to receive any refund with respect to such claim, the Special Severance Executive shall (subject to the Company's complying with the requirements of Section I(iii)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Special Severance Executive of an amount advanced by the Company pursuant to Section I(iii), a determination is made that the Special Severance Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Special Severance Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.



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                              SCHEDULE D

     With respect to Special Severance Executives whose employment terminates following a Change in Control of the Company, "Cause" and "Good Reason" shall have the respective meanings set forth below:

I. Cause

     "Cause" shall mean (i) the willful and continued failure of the Special Severance Executive to perform substantially the Special Severance Executive's duties owed to the Company or its affiliates after a written demand for substantial performance is delivered by the Company to the Special Severance Executive which specifically identifies the nature of such nonperformance, or (ii) conviction of the Special Severance Executive for a felony. No act or omission on the part of the Executive shall be considered "willful" unless it is done or omitted in bad faith or with out reasonable belief that the action or omission was in the best interests of the Company.

II. Good Reason

     "Good Reason" shall mean:

          (i) without the Special Severance Executive's express written consent and excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company or its affiliates promptly after receipt of notice thereof given by the Special Severance Executive, (A) a reduction in the Special Severance Executive's annual base salary or annual bonus (as measured by the highest bonus paid or awarded in respect of the three calendar years preceding a Change in Control of the Company) or any reduction in any material compensation or benefits arrangement, (B) the assignment to the Special Severance Executive of any duties inconsistent in any respect with the Special Severance Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or (C) any other action by the Company or its affiliates which results in a diminution in such position, authority, duties or responsibilities;

          (ii) without the Special Severance Executive's express written consent, the Company's requiring the Special Severance Executive's work location to be other than within twenty-five
     (25) miles of the location where such Special Severance Executive was principally working immediately prior to the Change in Control of the Company; or

          (iii) any failure by the Company to obtain the express written assumption of this Plan from any successor to the Company.



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     For purposes hereof, a determination by a Special Severance
Executive that he or she has "Good Reason" hereunder shall be final and binding on the parties hereto absent a showing of bad faith on the Special Severance Executive's part.

III. Incapacity

     "Incapacity" shall mean any physical or mental illness or disability to the Special Severance Executive which continues for a period of six consecutive months or more and which at any time after such six-month period the Board shall reasonably determine renders the Special Severance Executive incapable of performing his or her duties.